PW


10032616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 24 2010
Washington, DC
112

SEC FILE NUMBER
8- 16623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Cypress Hollow Court
(No. and Street)

Ponte Vedra Beach, FL. 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Birkelbach 904-273-6248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colette M. Corliss, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

1901 N. 1st St. #203 Jacksonville Beach, FL 32250
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach & Co., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title


KAREN KAY BARON
MY COMMISSION # DD833900
EXPIRES October 26, 2012
(407) 398-0153

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 Colette M. Corliss, CPA, P.A.

1901 North First Street # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Birkelbach & Company
Ponte Vedra Beach, Florida

I have audited the balance sheet of Birkelbach & Company (the Company) as of September 30, 2010, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Birkelbach & Company as of September 30, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 22, 2010

Birkelbach & Company

Balance Sheet
at September 30, 2010

		2010
ASSETS		
Current Assets		
Cash in bank		$6,213
Accounts receivable		1,113
Other assets		0
Total Assets		$7,326
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders Equity		
Common stock, $10 par value 500 shares authorized, 300 issued and outstanding	$	3,000
Retained Earnings		4,326
Total Liabilities and Shareholders' Equity		$7,326

See accompanying notes and independent auditor's report.

Birkelbach & Company

Statement of Income and Retained Earnings
For the Year Ended September 30, 2010

		2010
Income		
Commissions and fees	$	122,948
Cost of sales: Comission expense		111,728
Gross profit		11,220
Expenses		
General and administrative		5,666
Licenses, dues and registration		895
Professional fees		6,750
Total operating expenses		13,311
Operating Results		(2,091)
Interest income		24
Net income/(Loss)		(2,067)
Retained Earnings - Beginning of Year	$	6,393
Retained Earnings - End of Year	$	4,326

See accompanying notes and independent auditor's report.

Birkelbach & Company

Statement Of Cash Flows
For the Year Ended September 30, 2010

		2010
Cash Flows from Operating Activities		
Net income	$	(2,067)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable		1,792
Net cash provided (used) by operating activities		111
Cash and cash equivalents at beginning of year		6,102
Cash and cash equivalents at end of year		$6,213
Supplemental Disclosure Of Cash Payments Made For:		
Interest paid	$	-
Taxes paid	$	-

See accompanying notes and independent auditor's report.

Birkelbach & Company

Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2010

	Common Stock		Retained Earnings	Total Shareholders' equity
	# Shares	Amount		
Balances at September 30, 2009: $10 par value	300	$ 3,000	$ 6,393	$ 9,393
Net income/(Loss)		0	(2,067)	(2,067)
September 30, 2010: $10 par value	300	$3,000	$4,326	$7,326

See accompanying notes and independent auditor's report.

BIRKELBACH & COMPANY
Notes to Financial Statements
September 30, 2010

Note 1 – Organization and Nature of Business

Birkelbach & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in 1971 and is licensed to do business in Florida. The Company's offers estate planning and life insurance to its clients. The company does not carry security accounts for customers or perform custodial functions relating to client securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule, which requires the Company to hold a minimum of $5,000.00 cash balance.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were low in 2009. The Company's client base during the year and the clients' dispersion across stable industries lessened the risk. Birkelbach & Company receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Income Taxes

Birkelbach & Company is a C Corporation; therefore there is a provision for income taxes, including the recording of a deferred tax liability or asset when required. The Company has no tax liability at this time; but has adopted the authoritative guidance that requires it to evaluate its tax position for uncertainties. The Company does not believe the adoption of this guidance will have a significant impact on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days, that are not held for sale in the ordinary course of business.

BIRKELBACH & COMPANY
Notes to Financial Statements
September 30, 2010

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to The Company and commissions payable to the Company's representatives at September 30, 2010, consist of the following:

	Receivable	Payable
Fees and commissions	$1,113	$0

Note 4 – Commission Expense

During the year ended September 30, 2010, the Company paid $111,728 in commissions to the shareholder.

Note 5 – Expense Sharing Agreement

The Company shares office space with Birkelbach & Associates, a sole proprietorship owned by the shareholder during the year the Company reimbursed Birkelbach & Associates $5,666 for shared expenses.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .0 to 1.00, or $ 7,326 in excess of that requirement. At September 30, 2010, the Company had net capital of $ 7,326 which was $ 2,326 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934

As of **September 30, 2010**

Birkelbach & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of September 30, 2010

		2010
Total shareholders' equity		$7,326
Deduct shareholders' equity not allowable for net capital		0
Total shareholders' equity qualified for net capital		7,326
Deductions for nonallowable assets:		
Other assets	0	
		0
Net Capital		$7,326
Aggregate indebtedness (AI)		
Current liabilities		0
Total aggregate indebtedness		$0
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * 6 $^{2/3}$%) :		
Company		$0
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$2,326
Excess net capital at 1,000% of AI		$7,326
Ratio: Aggregate indebtedness to net capital		0%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$7,326
Audit adjustment to record accounts receivable - to extent of commissions payable		-
Audit adjustment to record accrued commissions payable		0
Net capital computed above		$7,326

See accompanying notes and independent auditor's report.



Colette M. Corliss, CPA, P.A.

1901 North First Street, # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Birkelbach & Company
Jacksonville, Florida

In planning and performing my audit of the financial statements of Birkelbach & Company (the Company) for the year ended September 30, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
November 22, 2010